UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Capital Properties, Inc.

(Name of Subject Company (Issuer))

Mercury Real Estate Advisors LLC

Mercury Special Situations Fund LP

Mercury Special Situations Offshore Fund, Ltd.

(Name of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per Share

(Title of Class of Securities)

140430109

(CUSIP Number of Class of Securities)

David R. Jarvis—Managing Member

Malcolm F. MacLean IV—Managing Member

Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 769-2980

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,270,000	$737.98

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 285,000 shares of Class A Common Stock of Capital Properties, Inc. at the tender offer price of $22.00 per share of Class A Common Stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Special Situations Fund LP, a Delaware limited partnership, and Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company (together, the “Purchaser”), to purchase up to 285,000 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or “Shares”), of Capital Properties, Inc., a Rhode Island corporation (“CPI” or the “Subject Company”), at a purchase price of $22.00 per share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 2, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.” This Schedule TO is being filed on behalf of the Purchaser and is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in the Offer to Purchase, including the Schedule and Annex thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the Subject Company and the issuer of the securities to which this Schedule TO relates is Capital Properties, Inc., a Rhode Island corporation. The Subject Company’s principal executive offices are located at 100 Dexter Road, East Providence, Rhode Island 02914. The Subject Company’s telephone number is (401) 435-7171.

(b) This Schedule TO relates to the Class A Common Stock, of which the Purchaser believes there are 3,299,956 shares issued and outstanding. Based on the Subject Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, as filed with the United States Securities and Exchange Commission (the “SEC”) on March 23, 2005, the Purchaser believes the Class A Common Stock outstanding represent 3,000,000 shares of previously issued Class A Common Stock and 299,956 newly converted shares of Class A Common Stock, which were previously designated as Class B Common Stock. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of the Shares” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) – (c) This Schedule TO is filed by the Purchaser. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in Sections 1, 2, 3, 4, 13, 15, 16 and 17 of the Offer to Purchase entitled “Terms of the Offer; Proration” “Acceptance for Payment and Payment for Shares,” “Procedure for Tendering Shares,” “Withdrawal Rights,” Certain Legal Matters,” “Conditions of the Offer,” “Fees and Expenses” and “Miscellaneous,” respectively, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” none of the Purchaser nor, to the knowledge of the Purchaser, any of the persons listed on Schedule I to the Offer to Purchase, has had any business relationship or transaction with CPI or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in Sections 9 and 11 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser” and “Background of the Offer; Past Contacts, Negotiations and Transactions,” respectively, there have been no material contacts, negotiations or transactions during the past two years that would be required to be disclosed under this Item 5 between the Purchaser or any of its respective affiliates or, to the best knowledge of the Purchaser, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Subject Company or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

ITEM 6. PURPOSE OF THIS TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in the “Introduction” and Sections 7, 12 and 13 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations,” “Purpose of the Offer; Plans for CPI; Other Matters” and “Certain Legal Matters,” respectively, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the “Introduction,” Sections 8, 9, 11 and 13 of the Offer to Purchase entitled “Certain Information Concerning CPI,” “Certain Information Concerning the Purchaser,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” and “Certain Legal Matters,” respectively, and Schedule I of the Offer to Purchase is incorporated herein by reference. As of the date hereof, the Purchaser and its affiliates collectively own 40,800 shares of Class A Common Stock, which represents approximately 1.2% of the 3,299,956 shares of Class A Common Stock that the Purchaser believes are outstanding.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in Section 16 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)(1) The information set forth in Sections 9, 11 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” and “Certain Legal Matters,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 13 and 15 of the Offer to Purchase entitled “Certain Legal Matters” and “Conditions of the Offer,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7 and 13 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations” and “Certain Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) The information set forth in Section 13 of the Offer to Purchase entitled “Certain Legal Matters” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase, dated May 2, 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Letter to Shareholders.
(a)(1)(H)	Summary Advertisement published in Investors Business Daily on May 2, 2005.
(a)(1)(I)	Not applicable.
(a)(1)(J)	Press Release issued by Mercury Special Situations Fund LP, dated August 18, 2004.
(a)(1)(K)	Incorporated by reference to Capital Properties, Inc.’s Current Report on Form 8-K, as filed with the SEC on August 27, 2004.
(a)(1)(L)	Press Release issued by Mercury Special Situations Fund LP, dated September 23, 2004.
(a)(1)(M)	Press Release issued by Mercury Real Estate Advisors LLC, dated May 2, 2005.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

v

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY REAL ESTATE ADVISORS LLC

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Managing Member

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

MERCURY SPECIAL SITUATIONS FUND LP

By: MERCURY SECURITIES II LLC, its General Partner

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Managing Member

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

MERCURY SPECIAL SITUATIONS OFFSHORE FUND, LTD.

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Director

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Director

Date: May 2, 2005

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated May 2, 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Letter to Shareholders.
(a)(1)(H)	Summary Advertisement published in Investors Business Daily on May 2, 2005.
(a)(1)(I)	Not applicable.
(a)(1)(J)	Press Release issued by Mercury Special Situations Fund LP, dated August 18, 2004.
(a)(1)(K)	Incorporated by reference to Capital Properties, Inc.’s Current Report on Form 8-K, as filed with the SEC on August 27, 2004.
(a)(1)(L)	Press Release issued by Mercury Special Situations Fund LP, dated September 23, 2004.
(a)(1)(M)	Press Release issued by Mercury Real Estate Advisors LLC, dated May 2, 2005.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.